On December 1, 2006, the Fund acquired the assets and certain liabilities of Legg Mason Partners Multiple
Discipline Funds Balanced All Cap Growth and Value and
Legg Mason Partners Dividend and Income Fund pursuant to a plan of reorganization approved by Legg Mason
Partners Multiple Discipline Funds Balanced All Cap Growth and Value and Legg Mason Partners Dividend and Income Fund shareholders on October 19, 2006.